COMPLETION OF THE SALE BY HLGE’S WHOLLY-OWNED SUBSIDIARY OF ITS 60% EQUITY INTEREST IN COPTHORNE HOTEL QINGDAO CO., LTD.

Singapore, Singapore – October 31, 2017 – Further to its announcement dated August 29, 2017, China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that LKN Investment International Pte. Ltd. (“LKNII”), a wholly-owned subsidiary of HL Global Enterprises Limited (“HLGE”) (a company in which China Yuchai has a 48.9% equity interest), has completed the sale of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. (“CHQ”) to Qingdao Haiyi Jun Zhuo Culture Travel Property Investment Co Ltd (“Haiyi”) (“Sale”). The new business licence from the Qingdao Industrial and Commercial Administration Bureau has confirmed Haiyi as the sole shareholder of CHQ.

The consideration for the Sale of RMB214.35 million will be remitted by the Shanghai United Assets and Equity Exchange to LKNII after the relevant clearances have been obtained for such remittance to LKNII’s designated foreign bank account. Haiyi has also paid the sum of RMB15.65 million, together with interest, to LKNII as full settlement of a shareholder’s loan of a principal amount of RMB21.9 million granted by LKNII to CHQ. On a preliminary basis, the Company expects to record a profit attributable to equity holders of the parent of RMB68.2 million as a result of the Sale.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Phone: +1 646-726-6511
Email: cyd@bluefocus.com